                                                                       EXHIBIT 2
                                                 [PICTURE OF HYCROFT HAUL TRUCK]



                                    VISTA
                                    GOLD
                                    CORP.





                               1997 Annual Report
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         1997 ACCOMPLISHMENTS




[PICTURE OF HYCROFT MINE]

         HYCROFT MINE, NEVADA

         o Achieved record gold production of 117,378 ounces, a 31 percent increase over 1996

         o Reduced 1997 average direct cash cost to $246 per ounce from $274 in 1996

         o Optimized mine plan to reduce cash costs



[PICTURE OF AMAYAPAMPA PROJECT]

         AMAYAPAMPA & CAPA CIRCA PROJECTS, BOLIVIA

         o Amayapampa--Completed feasibility study. Average annual production estimated at 30,000 ounces at an average cash cost of $155 per ounce

         o Capa Circa--Completed underground sampling establishing the presence of high-grade zones

         o Secured land surface use agreement



[PICTURE OF GUARICHE PROJECT]

         GUARICHE PROJECT, VENEZUELA

         o Successfully completed two-phase, 53-diamond drill hole program for 6,100 meters of drilling

         o Estimated measured and indicated gold resources to be 694,000 ounces
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Dear Fellow Shareholders:

         In 1997, the Company's Hycroft mine in Nevada had a record year in spite of the low gold prices. The mine achieved record production of 117,378 ounces at a direct cash cost of $246 per ounce. This was reflected in increased revenues of $40.1 million compared to$34.8 million in 1996. As a result, the mine generated $11.3 million in cash from direct operating activities.

         At the corporate level, however, the financial picture was dominated by write-downs of $46.0 million on mineral properties and $2.7 million on the Company's investment in Zamora Gold Corp. This resulted in a net loss of $54.0 million for the year. Before the write-downs, the loss was $5.3 million, compared to $11.8 million in 1996, which had no comparable write-down. The write-downs were taken after the Company examined the carrying value of these assets at the end of the third and fourth quarters in light of the continuing low gold prices.

         The very low gold prices have continued into 1998 and, consequently, the Company has taken steps to improve its projected 1998 cash flow by approximately $16.5 million. The improved cash flow was accomplished by liquidating, in January, the existing forward position in the gold futures market and temporarily reducing mining activities at the Hycroft mine. Waste stripping was terminated in January and ore mining will be suspended in May. Gold production in 1998 at Hycroft will continue from inventory and is expected to be approximately 95,000 ounces of gold. The improved cash flow during the year will be used to completely retire the Hycroft project debt of $13 million and provide working capital for the Company.

         The decision to suspend mining operations at Hycroft was appropriate given the lowest gold prices in 18 years. Key management members and essential equipment will be maintained during 1998 so that operations can recommence when the gold price rises sufficiently.

         During 1997, the majority of the Company's energies were spent on the evaluation and development of the Amayapampa project in Bolivia. Unfortunately, the more detailed drilling results necessary for a bankable feasibility study did not confirm initial third party estimates of grade. As a result, ore reserve expectations at Amayapampa were not met and significant additional engineering time and expense was incurred in redesigning the project to generate an attractive return at the lower grades.

         Subsequently, we looked at an enhancement to the Amayapampa development which involves the reopening of the underground mine at Capa Circa. Ore from both operations would be treated at the proposed mill at Amayapampa. The combined project would produce 35,000 to 40,000 ounces of gold per year, at a cash cost of $125 per ounce.

         Discussions with various lenders, who have all received the Company's feasibility study including one who undertook an independent review, lead the Company to believe a substantial portion of the capital cost can be financed at a $325 gold price. Lenders have indicated that on an underwritten basis approximately $16 million out of a total financing requirement of $22 million would be available in project debt, and other lenders have indicated that an additional $5 million in subordinated convertible debt could also be available.

         Vista maintains an option to purchase the Guariche deposit in Bolivar State, Venezuela. We believe this is a very promising gold project with considerable upside potential. Drilling completed during 1997 showed an estimated measured and indicated resource of 11.2 million tons (10.2 million tonnes) at a grade of 0.062 ounces of gold per ton (2.12 grams per tonne) containing 694,000 ounces. In the immediate vicinity of these deposits, the Company estimates there is the potential to double the resource with additional drilling. Also, there are a further 14 anomalous gold targets on the 74,000 acre (30,000 hectare) property which could considerably increase its total potential. The terms of the present option are not economically attractive, however, at the current price of gold.
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         OUTLOOK

         Many gold industry observers believe that low gold prices will be sustained until the European central bankers make clear their intentions with respect to gold reserves. We are making our plans based on the expectation that low gold prices will prevail through 1998 and possibly into 1999. At Hycroft, we intend to restart full operations as soon as the gold price rises to an appropriate level.

         The Company plans to hold the Bolivian projects, with required holding costs minimized, until a favorable gold price environment exists for development. A gold price of $325 per ounce should enable us to proceed with the project. Later in 1998, some additional work may be undertaken at Capa Circa to firm up resource estimates and commence mine design studies. Engineering work will continue with the goal of improving the project's economics to make the project viable at lower gold prices.

         In Venezuela, we are endeavoring to negotiate a new arrangement with the property's owners, which more appropriately reflects current market conditions. If we are successful, an aggressive exploration program will be initiated to fully develop the excellent potential of the project.

                    Sincerely


                    Michael B Richings
                    President and Chief Executive Officer
                    March 18, 1998





OPERATIONS

         HYCROFT MINE, NEVADA

         The Hycroft Mine is an open-pit, heap leach gold and silver producer located 54 miles (86 kilometers) west of Winnemucca in northwestern Nevada. The mine, operated by Vista Gold's wholly owned subsidiary Hycroft Resources & Development, Inc., has operated for ten years and has produced more than 900,000 ounces of gold. One of the larger heap leach-only gold mines in the U.S., Hycroft treated 10.6 million tons (9.6 million tonnes) of ore in 1997.

         Gold production during 1997 of 117,378 ounces was a record, and exceeded 1996 production of 89,381 ounces by 31 percent. Silver production for the year was 480,000 ounces, up from 321,000 ounces in 1996. Increased gold production resulted from successful start-up of the Brimstone project in the first quarter of 1997.

         In January 1998, the Company decided that, due to depressed gold prices, mining at the Hycroft Mine will be suspended in the second quarter of the year. Stripping of overburden in areas where ore is not yet exposed was suspended immediately.

         Two ore bodies are mined at Hycroft: the Brimstone deposit and the Central Fault deposit. Proven and probable reserves in the Central Fault pit, active since 1988, were mined out in the second quarter of 1997. There is the potential to extend the reserves on this deposit to the south with additional drilling.

         Brimstone, located one mile to the east of the Central Fault on a parallel structural zone, contains Hycroft's remaining ore reserves and was the source of 70 percent of the ore mined at Hycroft in 1997.
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         The direct cash production cost, adjusted for waste stripping and gold inventory, was $246 per ounce of gold in 1997, down sharply from $274 in 1996.

         Proven and probable reserves (at a gold price of US$375 per ounce) at year end were 515,000 ounces of gold contained in 25.2 million tons (22.9 million tonnes) of ore averaging 0.02 ounces of gold per ton (0.69 grams per tonne).

         There is significant potential to extend oxide mineralization to the south, along strike, at both the Central Fault and Brimstone deposits, but the greatest upside may lie in the largely unexplored sulfide mineralization below the Brimstone.

         Current reserves at Brimstone are limited to the oxide cap of an apparently large but previously unexplored gold-bearing sulfide system. Two diamond drill holes, drilled in 1996 and earlier, have intercepted mineralized sulfides below the oxide ore averaging .023 ounces of gold per ton (0.79 grams per tonne) and 0.5 ounces of silver per ton (17 grams per tonne) over intervals exceeding 500 feet (152 meters) in thickness. Vista Gold intends to investigate this resource when market conditions improve.


DEVELOPMENT PROJECTS

         The major activity during 1997 was the completion of a bankable feasibility study for the development of the Amayapampa mine, located in Bolivia's Altiplano region. Development of the project can commence once the gold price recovers above $325 per ounce and financing is arranged.

         In-fill drilling completed concurrently with the development of the feasibility study provided additional data for a mineable reserve estimate by an independent mine consulting company. At a gold price of $325 per ounce, the new mineable reserve contains 9.8 million tons (8.9 million tonnes) of ore at a grade of 0.054 ounces of gold per ton (1.84 grams per tonne), containing 528,000 ounces of gold with a strip ratio of 2.96 tons of waste per ton of ore. The reserve grade was considerably lower than previously estimated. As a result, a number of alternative design strategies were examined to optimize the project.

         These optimization studies indicated that a smaller project, designed to mine and process a nominal 1,653 tons of ore per day (1,500 tonnes), makes optimum use of the existing infrastructure and requires only one dam for the storage of both process water and tailings. In addition, a simplified process flowsheet was developed employing available used equipment and packaged plant modules. Finally, mine designs were optimized so that the first 5.5 million tons (5 million tonnes) of ore mined is at a higher grade 0.058 ounces of gold per ton (2.0 grams per tonne) and a lower stripping ratio (2:1) than the average of the reserve. At a gold price of $325 per ounce, the expected after-tax rate of return exceeds 19 percent, with initial capital of $19.6 million to be repaid in four years. Gold production is expected to average 31,000 ounces per year for the first nine years at an average cash cost of $155 per ounce.

         While Amayapampa is being developed, the Company plans to reopen the nearby (7.5 miles or 12 kilometers by road) underground mine at Capa Circa. By feeding the higher grade Capa Circa ore into the Amayapampa plant, the project's economics are considerably enhanced. Although insufficient information has been obtained at this juncture to estimate ore reserves, historically the mine has produced approximately 28 tons (25 tonnes) of ore per day at a grade of 0.29 to 0.35 ounces of gold per ton (10 to 12 grams per tonne) of ore from four veins. Based on mapping and sampling to date, we would expect to produce 220 tons (200 tonnes) of ore per day at a grade of 0.17 to
0.23 ounces of gold per ton (6 to 8 grams per tonne), which will be transported to the new plant at Amayapampa. The combined project would have an estimated average production of 36,000 ounces of gold per year and, at $325 per ounce gold price, the expected after-tax-return for the combined Amayapampa/Capa Circa development is approximately 23 percent.

         As part of our ongoing commitment to the local communities, Vista has sponsored various improvement projects. These projects included providing a water supply, assisting the local authorities to provide better health and education facilities and renovation of the local church. Additionally, the Company provides support and expertise to the Council of Ayllus, which was formed to represent the four indigenous groups in the area.

         In 1997, the Company was able to successfully negotiate a surface rights agreement with the Council, which gave the Company the right to use the surface required for mining and development of the operation. Vista agreed to provide assistance to the Council for various development programs and replacement of those lands which are impaired during the mining operation.

         In August 1997, a newly elected federal government took office. The focus of the new leadership, as with the previous administration, is to improve the lives of the citizens of Bolivia through economic growth, stimulated by both local and international investment in the country. The Company has found the new government eager to assist in the successful development of the Amayapampa project.

         Holding costs have been minimized by suspending development activities at both Amayapampa and Capa Circa. At Amayapampa, the workers have agreed to a leave of absence during the suspension and, at Capa Circa, the Company has proposed a similar arrangement to the labor union representing the workers.

EXPLORATION

         BOLIVIA

         During the first and second quarters of 1997, a program of in-fill and exploration drilling was undertaken at Amayapampa. The program, which totaled approximately 35,000 feet (11,000 meters) of diamond core and reverse circulation drilling in 58 holes, provided the sample information for the estimation of ore reserves for the bankable feasibility study and also tested extensions to the ore body. As a result of this drilling, the deposit is approximately defined along strike but remains open down-dip. A geophysical anomaly to the north of the main deposit was tested by drilling, which did not find additional mineralization or identify the source of the anomaly. Additional regional exploration potential exists for deposits similar to Amayapampa along strike and in parallel series of rocks on property held by the Company around Amayapampa. One such deposit, the Irpa Irpa deposit, is about
3.75 miles (6 kilometers) south of Amayapampa. Its vein systems are similar to Amayapampa and Capa Circa and will be explored in subsequent programs.

         At Capa Circa, over 2,000 channel samples were taken from drifts and crosscuts in the Capa Circa mine during 1997. The results of these assays, when combined with the results from earlier drilling and sampling programs, confirm the presence of higher grade shoots of mineralization in the lower portions of the mine. The geology at Capa Circa is very similar to that of Amayapampa except that the gold-bearing veins and structures are more widely spaced. The Capa Circa underground mine was closed down in late 1996 and had operated for many years previously, with ore grades of 0.29 to 0.35 ounces of gold per ton (10 to 12 grams per tonne). The Company is examining the feasibility of opening the underground mine together with the development of Amayapampa.

         The Copacabana project, which is located in south-central Bolivia, shows similar mineralization to that at Amayapampa and Capa Circa. A preliminary program of drilling and trenching was carried out along a 2,300 foot (700 meters) long zone of mineralized Ordovician shales. Wide zones of gold mineralization were intersected in the core drilling and trench samples, but further work is required to fully define the potential of the property.

         The Iroco project, located 3 miles (5 kilometers) west of Oruro, has been joint ventured with BHP Ltd. BHP has the right to earn a 60 percent joint venture interest in the property by performing $1 million in exploration by November 1999; and by making a cash payment of $500,000 each to Vista Gold and Compania Minera Altoro by November 2000.

         VENEZUELA

         At the Guariche project in Bolivar State, the Company added significantly to the estimated gold resources of the project and has identified through reconnaissance geochemistry an additional 13 gold geochemical anomalies outside of the systematically explored area.

         Twenty thousand feet (6,100 meters) of diamond drill core samples were obtained from 53 drill holes. The results from these samples, together with the results from two previous drill holes and surface trenching, defined an estimated resource of 11.2 million tons (10 million tonnes) at a grade of 0.062 ounces of gold per ton (2.12 grams per tonne) containing 694,000 ounces of gold. In addition, targets in the immediate vicinity of these resources hold the potential to double the contained gold resources. The Guariche project encompasses 74,000 acres (30,000 hectares) of highly prospective unexplored greenstone terrain and represents a world-class exploration opportunity for Vista.

BOARD OF DIRECTORS
David R. Sinclair,
  Chairman 1,2
Ross J. Beaty,
  Vice Chairman
Michael B. Richings
William M. Calhoun 3
C. Thomas Ogryzlo 2
Keith E. Steeves 1
Alan G. Thompson 1,2,3
Peter Walton 1

1 Audit Committee Member
2 Compensation Committee Member
3 Corporate Governance Committee Member

CORPORATE OFFICERS
Michael B. Richings,
  President and Chief Executive Officer
Roger L. Smith,
  Vice President Finance
Ronald J. McGregor,
  Vice President
  Development and Operations
William F. Sirett,
  Corporate Secretary

EXECUTIVE OFFICE
370 Seventeenth Street, Suite 3000
Denver, Colorado 80202
(303) 629-2450
(888) 629-2450 -- toll free
(303) 629-2499 -- fax

REGISTERED OFFICE
200-204 Lambert Street
Whitehorse, Yukon Territory, Canada Y1A 3T2

HYCROFT MINE OFFICE
PO. Box 3030, Drawer "M"
Winnemucca, Nevada USA 89446
(702) 623-5260
(702) 623-0125 -- fax
Hank Lesinski, General Manager

BOLIVIAN OFFICE
Avda. Los Sauces, #340
Calacoto, La Paz
Bolivia
591-2-798-751
591-2-786-486 -- fax
Romulo Sasamoto A., General Manager

ECUADORIAN OFFICE (ZAMORA GOLD CORP. 49%)
Joaquin Pinto 521 y Amazonas, piso 8
Quito, Ecuador
593-2-529-812
593-2-569-024 -- fax
Jorge Guzman, General Manager

TRANSFER AGENT & REGISTRAR
MONTREAL TRUST COMPANY OF CANADA
510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9
(604) 661-0222

MONTREAL TRUST COMPANY OF CANADA
66 Temperance Street
Toronto, Ontario, Canada M5H 1Y7

CO-TRANSFER AGENT
The Bank of Nova Scotia
Trust Company of New York
One Liberty Plaza
New York, New York, USA 10006

AUDITORS
Coopers & Lybrand
1111 West Hastings Street
Vancouver, British Colombia, Canada V6E 3R2

SOLICITORS
Ladner Downs
900 Waterfront Centre, 200 Burrard Street
PO. Box 48600
Vancouver, British Columbia, Canada V7X 1T2

BANKERS
The Bank of Nova Scotia
650 West Georgia Street, Suite 2300
PO. Box 11501
Vancouver, British Columbia, Canada V6B 4N7

INTERNET ADDRESS
http/www.vistagold.com

EXCHANGE LISTINGS
Symbol: VGZ
Toronto Stock Exchange
American Stock Exchange


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                                Vista Gold Corp.


                             370 Seventeenth Street


                                   Suite 3000


                              Denver, CO USA 80202